

November 14, 2006

<u>Via Facsimile (415) 395-8095 and U.S. Mail</u>
Robert W. Phillips, Esq.
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111
(415) 391-0600

RE: Tegal Corporation
       Schedule TO-I filed November 8, 2006
       File No. 005-45451

Dear Mr. Phillips:

        We have the following comments on the filing referenced above. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. It appears that the schedule TO-I was filed twice on November 8, 2006 and incorrectly tagged on EDGAR one of those times as a Schedule 13E-3. You may contact Silvia Pilkerton in the Office of Edgar and Information Analysis by facsimile at (202) 772-9216 to request a change in the header tag. Please ensure that future filings are made under the appropriate EDGAR tag.

2. As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible

to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order, since you are limiting participation in this exchange offer to a defined class of employee security holders. Please provide an analysis in your supplemental response as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with Rule 13e-4(f)(8). In that regard, we note that the offer is limited to a select group of holders and the consideration to be received by holders will vary.

Schedule TO

Item 4

3. Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A require that you describe all material terms of the offer, including the type and amount of consideration to be given to holders. Because the metrics to be used to determine the value of the compensation to be received have yet to be determined, it is unclear to the Staff how your offer complies with Item 1004(a)(2) of Regulation M-A, Rule 14e-1(b) and the general anti-fraud provisions of Section 14(e). Please advise or substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer. Consider providing a table setting forth the number of restricted stock units and new options to be received as consideration based upon a reasonable range of Tegal's stock prices.

Exchange Offer

4. We note you are offering to exchange unexercised eligible options by determining the value of the eligible options using an option pricing model. Holders may elect whether to exchange their eligible options for either (1) restricted stock units, each one representing one share of company common stock to be issued in the future, or (2) new options to purchase Tegal common stock at current fair market value, the new options. The number of either restricted security units or new options that each holder will be granted in exchange for cancellation of the eligible options will be determined by the following formula: the value of the holder's eligible options (as determined under the option pricing model) will be reduced by ten percent, then that reduced amount will be divided by the fair market value of a share of company common stock on the grant date. "Fair market value" for this purpose is the closing price of a share of company common stock as reported on the Nasdaq Capital Market on the last trading day before the grant date. The grant date is one business day following the expiration date. Therefore, holders will only know the purchase price of the new options or restricted stock units with the closing price of a share of company common stock as reported on the Nasdaq Capital Market **on**

> ***the expiration date***. Please advise as to why you believe that the formula pricing mechanism is consistent with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b). In this regard, please note that in instances where we have granted no-action relief at least two trading days remain in the offer after an averaging period. See TXU Corporation (Sept. 13, 2004) and Lazard (Aug. 11, 1995).

Important, page 3

5. Revise the summary to provide a toll-free number note holders may call through the entire period of the offer to determine the consideration to be received in the offer. Please be certain to highlight this information.

Conditions of this Offer, page 14

6. We note the disclosure throughout your offer conditions regarding any event or events occurring that "in [your] reasonable judgment, could materially and adversely affect [your] business, condition (*financial or otherwise,*) income, operations *or prospects. . . .*" Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered. Please make corresponding changes throughout the disclosure.

7. We note your statement in the penultimate sentence in the last paragraph of this section that "[a]ny determination we make concerning the events described in this Section 6 will be final and binding on all Eligible Employees." Please revise this statement to narrow its scope. For example, it appears that ultimate determination of such matters may be by a court of law.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

Direct any questions to us at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions